FILED AND RECORDED
CLERK SUPERIOR COURT
GWINNETT COUNTY, GA

2010 SEP 23 PM 1:33

TOM LAWLER, CLERK

**STATE OF GEORGIA**

**COUNTY OF GWINNETT**

**Upon recording, please return to:**
**Grisanti, Galef, Goldress**
**5883 Glenridge Drive NE, Ste 160**
**Atlanta, GA 30328**

**DEED OF ASSIGNMENT**

ASSIGNMENT, made **21st** day of **September, 2010**, between **The Brainy Baby Company, LLC** a Georgia corporation with a principal place of business at **460 Brogdon Road, Suite 400 Suwanee GA 30024** ("Assignor") and Asset Recovery Associates, LLC, whose address is 5883 Glenridge Drive, Suite 160 Atlanta GA 30328 ("Assignee").

WHEREAS, the Assignor has been engaged in the producing and distributing DVDs and other products;

WHEREAS, the Assignor is indebted to creditors, as set forth in Exhibit A annexed hereto, is unable to pay its debts as they become due, and is desirous of providing for the payment of its debts, so far as possible, by an assignment of all of its assets for that purpose.

NOW, THEREFORE, the Assignor, in consideration of the Assignee's acceptance of this assignment, and for other good and valuable consideration, hereby grants, assigns, conveys, transfers, and sets over unto the Assignee, its successors and assigns, all of its assets, including, but not limited to, all personal property, fixtures, goods, stock, inventory, equipment, furniture, furnishings, accounts receivable, bank deposits, cash, promissory notes, cash value and proceeds

of life insurance policies, trade names, good will, contracts, claims and demands belonging to the Assignor, books, records, books of account, choses in action, judgments, liens, and mortgages held or owned by Assignor, wherever such assets may be located (hereinafter, the "Estate") as such assets are, to the best knowledge and belief of the Assignor, set forth on Exhibit B annexed hereto.

The Assignee shall take possession of and administer the Estate in accordance with the provisions of O.C.G.A. § 18-2-40, *et seq.*, and may continue to operate Assignor's business for a limited period of time, with reasonable dispatch, in order to liquidate and maximize the value of the assets of the Estate and convert the Estate into money, collect all claims and demands hereby assigned as may be collectible, and pay and discharge all reasonable attorneys fees, expenses, costs, and disbursements in connection with the execution and administration of this assignment (hereinafter, the "Administrative Expenses") from the proceeds of such liquidations and collections. The Administrative Expenses are agreed to be five thousand dollars only ($5,000.00).

The Assignee shall then pay and discharge in full, to the extent that funds are available in the Estate after payment of the Administrative Expenses as set forth above, all of the debts and liabilities now due from the Assignor, including interest on such debts and liabilities. If funds in the Estate are insufficient to pay all debts and liabilities in full, then proceeds shall be paid as follows according to the categories listed on Exhibit A attached hereto: (i) the Assignee shall first pay to creditors with valid and perfected liens on and security interests in the assets sold (the "Secured Creditors") (hereinafter, all such liens and security interests are referred to as "Liens") all proceeds of the sale of the assets to which such Liens attach in the order of priority established under applicable Georgia law; (ii) after payment in full of all creditors with Liens on the assets sold, the Assignee shall pay any taxing authorities that do not have Liens on the assets sold (the "Taxing Authorities"); and (iii) after payment in full of the Taxing Authorities, the Assignee shall pay the remaining proceeds to general unsecured creditors (including any creditors holding Liens that have deficiency claims after payment of the proceeds from the sale of assets to which such Liens attach) (the "Unsecured Creditors") on a pro rata basis.

In the event all debts and liabilities are paid in full, any funds in the Estate shall be returned to the Assignor.

To accomplish the purposes of this assignment, the Assignor hereby appoints the Assignee its true and lawful attorney, irrevocable, with full power and authority to do all acts and things which may be necessary to execute the assignment hereby created; to demand and recover from all persons all assets of the Estate; to sue for the recovery of such assets; to execute, acknowledge, and deliver all necessary deeds, instruments, and conveyances; and to appoint one or more attorneys to assist in carrying out the Assignee's duties hereunder.

The Assignor hereby authorizes the Assignee to sign the name of the Assignor to any check, draft, promissory note, or other instrument in writing which is payable to the order of Assignor, or to sign the name of the Assignor to any instrument in writing, whenever it shall be necessary to carry out the purposes of this assignment.

At and from time to time following the date hereof, Assignor shall, and shall cause its respective affiliates, directors, officers, personnel, independent contractors, agents, and other representatives to execute, deliver, file, and record any and all agreements, instruments, certificates, or other documents and take such other actions as may be reasonably necessary or desirable to effectuate the assignment and transfer to Assignee.

The Assignee shall have all rights and powers available under Georgia law, including O.C.G.A. § 11-9-309 and O.C.G.A. § 18-2-54.

The Assignee shall be authorized to pay at the closing of a sale all valid claims of creditors holding Liens against the assets sold, such creditors not constituting "preferred creditors" as contemplated by O.C.G.A. § 18-2-53.

In accordance with O.C.G.A. § 18-2-46, annexed hereto is an affidavit executed by the Assignor stating that (i) this assignment conveys all property held, claimed, or owned by the Assignor, (ii) all recitals and all estimates of totals and values herein and the list of creditors annexed hereto are true and correct to the best of the Assignor's knowledge and belief, and (iii) this assignment was not made for the purpose of hindering, delaying, or defrauding creditors.









THE BRAINY BABY COMPANY, LLC
A GEORGIA CORPORATION

BY: ______________________

ITS: Managing Member

Signed, sealed and delivered
in the presence of:

______________________
Notary Public

My commission expires:
June 13, 2012

RONDA BUSH
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 13, 2012
GWINNETT COUNTY GEORGIA

MISC BK00011PG0328

<u>**EXHIBIT "A"**</u>

(List of Creditors)

## Secured Creditors

| Creditor | Address | Balance total |
|---|---|---|
| First Citizens Bank | 3300 Cumberland Blvd., SE Atlanta, GA30339 | $345,575.94 |
| Hewlett-Packard Financial Services Co | P.O. Box 402582 Atlanta, GA 30384-2582 | $ 40,077.00 |
| JP Morgan Chase | Akron Centre, 9th Floor Oh2-510 Attention Roger Oliver 50 S. Main Street Akron, OH 44308 | $49, 220.76 |
| Total | | $ 434,873.70 |
| | | |

## Taxing Authorities

| Authority | Address | Balance Total |
|---|---|---|
| US Department of Treasury | Ogden, UT 84201-0005 | $35,884.10 |
| State of Georgia Department of Revenue | P.O. Box 105665 Atlanta, GA 30348-5665 | $3,936.14 |
| Georgia Department of Labor | PO Box 740234 Atlanta GA 30374 | $0.00 |
| Gwinnett County Tax Commissioner | 75 Langley Dr, Lawrenceville, GA 30046 | $0.00 |
| Total | | $39,820.24 |

## Unseccured Creditors

| Name | Address | City | State | Zip | Amount |
|---|---|---|---|---|---|
| Alan Luce | 7 South Point Drive | Asheville | NC | 28804 | $2,720.14 |
| Arochi, Marroquin & Lindner | Insurgentes Sur 1605- Piso 20 | Col. San Jose Insurgentes | MEXICO | 03900 | $5,086.97 |
| AVS Computer Services | 4482 Commerce Drive, Suite 106 | Buford | GA | 30518 | $6,387.23 |
| Baby IQ Media | The Copper Room, The Deva Centre, Trinity Way | Manchester | U.K. | M37BG | $17,875.75 |
| Howard Bowen c/o Robert N. | 3490 Piedmont Rd NE, Suite 400 | Atlanta, | GA | 30305-4808 | $350,000.00 |

| Dokson, Ellis Funk, P.C. | One Securities Center | | | | |
|---|---|---|---|---|---|
| Bozeman & Associates | 9815 Gloucester Drive | Beverly Hills | CA | 90210 | $827.75 |
| Business Mailing Services | 163 Breakstone Drive | Dahlonega | GA | 30533 | $1,308.85 |
| Casey Gilson P.C. | Six Concourse Pkwy., Suite 2200 | Atlanta | GA | 30328 | $3,266.84 |
| De Las Carreras & Chatoupka | Maipu 757, 5th Floor | Buenos Aires | ARGENTINA | C1006AC1 | $784.80 |
| Deacons | 5th Floor, Alexandra House, 18 Chater Rd., Central | Central 1 | HONG KONG | DX-009010 | $359.12 |
| Fedex (Account# 2519-2330-2) | P.O. Box 660481 | Dallas | TX | 75266-0481 | $1,082.82 |
| Fineline Technologies, Inc. | P.O. Box 921933 | Norcross | GA | 30010 | $900.31 |
| Fiscal Integrity | P.O. Box 464306 | Lawrenceville | GA | 30042 | $15,100.02 |
| FLM Group LLC | 8 Hop Brook Lane | Holmdel | NJ | 07733 | $150,000.00 |
| Gwinnett Chamber of Commerce | 6500 Sugarloaf Pkwy | Duluth | GA | 30097 | $3,500.00 |
| Tracie Hicks | P.O. Box 1953 | Loganville | GA | 30052 | $ 670.00 |
| Lee B. Beitchman | PO Box 7929 | Atlanta | GA | 30357 | $2,145.00 |
| Mada Design Inc | 630 Third Ave, Fourteenth Floor | New York | NY | 10017 | $7,500.00 |
| Mary Meyer | 1 Teddy Bear Lane, PO Box 275 | Townsend | VT | 05353 | $673.00 |
| Momsen, Leonardos & CIA | Rua Teofilo Ottoni, 63-10 Andar Centro | Rio De Jeneiro- RJ | BRAZIL | 20.090-080 | $4,114.89 |
| Multivision Productions Inc. | 109 Agora Lane, Suite 5396 | Ellijay | GA | 30540 | $73.52 |
| Packaging & Design Co. | 4600 Stonegate Industrial Blvd. | Stone Mountain | GA | 30083 | $517.47 |
| Plumfield Financial Services, LLC | P.O. Box 23 | Grayson | GA | 30017 | $1,991.39 |
| Productivity PR, Inc. | 22801 Ventura Blvd., Suite 207 | Woodland Hills | CA | 91364 | $8,100.00 |
| Ridout & Maybee | 225 King Street West, 10th Floor | Toronto | ONTARIO | M5V 3M2 | $1,283.72 |
| Salem Media of Georgia - The Fish | 2970 Peachtree Rd., NW, Suite 700 | Atlanta | GA | 30305 | $3,960.00 |
| Sally Randall Design | 7840 Wilson Farm Rd. | Summerfield | NC | 27358 | $1,750.00 |
| Sheppard, Mullin, Richter & | 17th Floor, Four Embarcadero Center | San Fransisco | CA | 94111-4106 | $100,000.00 |

| | | | | | |
|---|---|---|---|---|---|
| **Hampton** | | | | | |
| **Spoor Fisher** | P.O. Box 454 | Pretoria, 0001 | SOUTH AFRICA | | $858.00 |
| **STA, Inc.** | 52 Lorraine Drive | North York | ONTARIO | M2N 2E6 | $400.00 |
| **Stephen Gould Corporation** | 2940 Old Norcross Road # 500 | Duluth | GA | 30096 | $26,780.48 |
| **Sycip Salazar Hernandez & Gatmaitan** | 4th Floor, SSHG Law Centre, 105 Paseo de Roxas | Makati City | PHILIPPINES | | $241.95 |
| **Technicolor** | 3233 Mission Oaks Blvd | Camarillo | CA | 93012 | $132,449.79 |
| **The Cannary** | 727 South Main Street | Burbank | CA | 91506 | $4,865.00 |
| **Tycoon Entertainment Grp** | Presa Salinillas, 370-904 | Col. Irrigacion | MEXICO | 11500 | $6,334.00 |
| **University of Texas at Austin** | Office of Accounting, PO Box 7159 | Austin | TX | 78713-7159 | $26,074.21 |
| **Wildwood Lake** | P.O. Box 3608 | Suwanee | GA | 30024 | $14,707.35 |
| **Advanta Bank Corporation** | P.O. Box 30715 | Salt Lake City | UT | 84130-0715 | $15,048.79 |
| **American Express** | P.O. Box 981535 | EL Paso | TX | 79998-1535 | $10,238.46 |
| **American Express** | P.O. Box 981535 | EL Paso | TX | 79998-1535 | $12,153.74 |
| **American Express** | P.O. Box 981535 | EL Paso | TX | 79998-1535 | $4,535.15 |
| **Bank of America** | P.O. Box 15028 | Wilmington | DE | 19850-5028 | $12,838.13 |
| **Bank of America** | P.O. Box 15184 | Wilmington | DE | 19850-5184 | $10,788.73 |
| **Bank of America** | P.O. Box 15184 | Wilmington | DE | 19850-5184 | $16,501.63 |
| **Bank of America** | P.O. Box 15184 | Wilmington | DE | 19850-5184 | $27,727.19 |
| **Bank of America** | P.O. Box 15026 | Wilmington | DE | 19850-5026 | $20,832.50 |
| **Bank of North Georgia** | Commerical Customer Support, PO Box 23061 | Columbus | GA | 31902-3061 | $5,008.50 |
| **HSBC for Best Buy** | P.O. Box 4160 | Carol Stream | IL | 60197-4160 | $931.10 |
| **Capital One Bank** | P.O. Box 30285 | Salt Lake City | UT | 84130-0285 | $1,256.14 |
| **Capital One Bank** | P.O. Box 30285 | Salt Lake City | UT | 84130-0285 | $1,367.03 |
| **Capital One Bank** | P.O. Box 30285 | Salt Lake City | UT | 84130-0285 | $4,186.60 |
| **Chase Bank** | P.O. Box 15298 | Wilmington | DE | 19850-5298 | $14,175.67 |
| **Chase Bank** | P.O. Box 15298 | Wilmington | DE | 60120 | $3,336.31 |
| **Chase Bank** | P.O. Box 15298 | Wilmington | DE | 19850-5298 | $14,870.37 |
| **CitiCards** | P.O. Box 6235 | Sioux Falls | SD | 57117-6235 | $10,510.95 |
| **Home Depot Credit Services** | P.O. Box 653002 | Dallas | TX | 75265-3002 | $2,205.55 |
| **Home Depot Credit Services** | P.O. Box 653002 | Dallas | TX | 75265-3002 | $12,266.33 |

| Home Depot Credit Services | P.O. Box 653002 | Dallas | TX | 75265-3002 | $4,412.82 |
|---|---|---|---|---|---|
| Home Depot | P.O. Box 689147 | Des Moines | IA | 50368-9147 | $8,133.83 |
| Lowe's Business Acct/GEMB | P.O. Box 981401 | EL Paso | TX | 79998-1401 | $2,427.03 |
| Office Max | P.O. Box 4160 | Carol Stream | IL | 60197-4160 | $2,616.96 |
| Staples | P.O. Box 689020 | Des Moines | IA | 50368-9020 | $1,512.14 |
| Suntrust Bank | P.O. Box 4997 | Orlando | FL | 32802-4997 | $25,204.95 |
| Wells Fargo | WF Business Direct, P.O. Box 348750 | Sacramento | CA | 95834 | $14,816.43 |
| Total | | | | | $1,164,593.40 |

**TOTAL SECURED, UNSECURED & TAXES: $1,639,287.34**

**EXHIBIT "B"**

(List of Assets)

## Real Estate

None owned

## Cash

| Description | Cash Balance | |
|---|---|---|
| | | |
| Cash on Deposit | $ | 545.23 |
| | $ | 545.23 |

## Accounts Receivable

| Company | Total |
|---|---|
| Allied Trade Group | $20.40 |
| Bayview Entertainment, LLC | $16,074.60 |
| Big Kids Productions | $1,836.72 |
| Blanchard's Office Supply | $169.70 |
| Camp Fire Store (Meacham) | $235.57 |
| Christian Book Distributors | $318.00 |
| ConsumerVision | $4,617.60 |
| Destination Rewards | $663.55 |
| Greekshops.com | $100.40 |
| Hivecity/Branch4u, Inc. | $208.45 |
| Kazoo & Co. | $250.74 |
| Madera Video | $727.75 |
| Right Start/ Little Rock NEW | $192.00 |
| Right Start/Chino NEW | $432.00 |
| Santa Barbara Museum of Art | -$60.50 |
| Studio 4 Networks, Inc. | $500.00 |
| The Teacher's Aid, Inc. | $329.48 |
| Trinity Broadcasting Network | $15,000.00 |
| UnbeatableSale.com, Inc. | $112.20 |
| **Total** | **$41,728.66** |

## Inventory

| Type | Book Value | Liquidation Value |
|---|---|---|
| | | |
| Inventory | $129,883.55 | |
| Consgined to QVC | $23,400.00 | |
| **Total** | **$153,283.55** | **$25,000.00** |

## Fixed Assets

| Description | Liquidation Value |
|---|---|
|  |  |
| Office | $10,000.00 |
| Total | $10,000.00 |

## Other

Certain intellectual property that has an undetermined value.


**Total Cash, A/R, Inventory & Fixed Assets: $ 77,723.89**









**AFFIDAVIT OF ASSIGNOR**

**The Brainy Baby Company, LLC**

Georgia, Gwinnett County

And now comes **The Brainy Baby Company, LLC..**, by and through **Dennis Fedoruk**, its **Managing Member**, the Assignor named in the foregoing Deed of Assignment, and on oath says that (i) the said assignment conveys all property held, claimed or owned by it, the said Assignor, at the time of making the assignment; (ii) all recitals and all estimates of totals and values therein and all listed creditors are true to the best of his knowledge and belief; (iii) the debts set out as due to the secured and general unsecured creditors are bona fide, just, true and unpaid; and (iv) this assignment is not made for the purpose of hindering, delaying or defrauding creditors.

THE BRAINY BABY COMPANY, LLC
A GEORGIA CORPORATION

BY: [signature]

ITS: MANAGING MEMBER

RONDA BUSH
MY COMMISSION EXPIRES
NOTARY PUBLIC
JUNE 13, 2012
GWINNETT COUNTY, GEORGIA

Signed, sealed and delivered
in the presence of:

[signature]
Notary Public

My commission expires:
June 13, 2012

[signature]
Unofficial Witness

## ACCEPTANCE OF ASSIGNEE

Georgia, Gwinnett County

Asset Recovery Associates, LLC, the Assignee, hereby accepts the trust created by the foregoing Deed of Assignment and agrees that it will faithfully and without delay perform the conditions thereof and satisfy the duties imposed therein.

In witness whereof I have hereunto set my hand this **21st** day of **September, 2010.**

ASSET RECOVERY ASSOCIATES, LLC

BY: _____

ITS: _____MEMBER_____



Signed, sealed and delivered
in the presence of:

_____
Notary Public

My commission expires:

_____June 13, 2012_____

_____
Unofficial Witness